SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                  For the fiscal year ended December 31, 2001


                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------    --------------------


Commission File Number: 0-6233


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           TRUSTCORP MORTGAGE COMPANY EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1ST SOURCE CORPORATION
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS:

         A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young LLP to the incorporation by reference of these financial statements into 1st Source Corporation's Form S-8 Registration Statement relating to the Plan (Reg. No. 333-64306) is set forth hereto as Exhibit 23.1.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  TRUSTCORP MORTGAGE COMPANY
                                  EMPLOYEE RETIREMENT SAVINGS PLAN

                                  By the Plan Administrator:
                                  TRUSTCORP MORTGAGE COMPANY


Date: June 28, 2002               /s/ Jay Rudynski
                                  ----------------------------------------------
                                  Jay Rudynski, Chief Financial Officer

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan


                 For the years ended December 31, 2001 and 2000






                                    Contents

Report of Independent Accountants ...........................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................4

Schedule

Schedule of Assets Held for Investment Purposes At End of Year...............8

                        Report of Independent Accountants


Board of Directors
Trustcorp Mortgage Company


We have audited the accompanying statements of net assets available for benefits of the Trustcorp Mortgage Company Employee Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     s/Ernst & Young LLP

Columbus, Ohio
May 24, 2002

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                  December 31
                                                            2001               2000
                                                     ----------------------------------

Assets
Cash and cash equivalents                              $    35,549         $    38,551

Investments at fair value
    Common stock                                           627,067             709,639
    Mutual funds                                         2,477,279           2,138,717
    1st Source Bank common trust fund                      132,486             118,609
    Participant loans receivable                           183,721             209,013
                                                     ----------------------------------
      Total investments                                  3,420,553           3,175,978

Contribution receivable
    Employer                                               210,427              81,323
    Employee                                                25,256              14,734
                                                     ----------------------------------
                                                           235,683              96,057
Other assets
    Accrued investment income                                5,355                 196
    Investment sales receivable                                  -              77,013
                                                     ----------------------------------
                                                             5,355              77,209
                                                     ----------------------------------
Total assets                                             3,697,140           3,387,795

Liabilities

Accrued expenses payable                                     9,281              17,603
Investment purchases payable                                     -             132,649
                                                     ----------------------------------
Total liabilites                                             9,281             150,252
                                                     ----------------------------------

Net assets available for benefits                      $ 3,687,859         $ 3,237,543
                                                     ==================================


See accompanying notes.

                Trustcorp Mortgage Company Employee Retirement Savings Plan

                 Statement of Changes in Net Assets Available for Benefits
                                                                              For the year ended
                                                                                  December 31
                                                                             2001             2000
                                                                          ---------------------------
Additions
    Investment income:
      Interest                                                           $   20,899       $   19,239
      Dividends                                                              47,264           40,820
      Capital (losses) gains                                                (24,517)         229,485
                                                                        -----------------------------
                                                                             43,646          289,544
                                                                        -----------------------------
    Contributions:
      Employer                                                              319,670          160,544
      Employee                                                              304,717          204,305
                                                                        -----------------------------
                                                                            624,387          364,849
                                                                        -----------------------------
Total additions                                                             668,033          654,393

Deductions
    Net (appreciation) depreciation in fair value of investments            (32,422)         157,859
    Benefits paid to participants                                           225,831          690,827
    Plan expenses                                                            24,308           25,545
                                                                        -----------------------------
Total deductions                                                            217,717          874,231
                                                                        -----------------------------
Net increase (decrease)                                                     450,316         (219,838)

Net assets available for benefits:
    Beginning of year                                                     3,237,543        3,457,381
                                                                        -----------------------------
    End of year                                                          $3,687,859       $3,237,543
                                                                        =============================


See accompanying notes.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2001




1. Description of the Plan

General

The Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") is a defined contribution plan covering substantially all employees of Trustcorp Mortgage Company ("Trustcorp") who have attained age 21 and completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Trustcorp is a wholly owned subsidiary of 1st Source Corporation.

The Board of Directors of Trustcorp Mortgage Company may authorize a contribution from consolidated net profit or retained earnings in excess of the 401(k) matching contributions which are also approved by the Board. These discretionary contributions are made in cash and are allocated to each participant based upon provisions of the Plan Agreement.

Funding and Vesting

Participants are permitted to designate up to 15% of their annual compensation as a salary reduction contribution to the Plan under Section 401(k) of the Internal Revenue Code. When applying the discretionary matching contributions, only salary reductions up to six percent (6%) of eligible employee compensation is considered. For the year 2001 and 2000, the discretionary matching contribution percentage was 50%. In addition, as part of the profit sharing component of the Plan, Trustcorp has the discretion to make an additional contribution to the Plan, out of current or accumulated net profits. For the years 2001 and 2000, this discretionary contribution was equal to $202,000 and $76,000, respectively.

Vesting of participant contributions and Trustcorp's 401(k) matching contributions are immediate. Vesting of the Trustcorp contributions for the profit sharing component of the Plan is based on years of credited service, with participants becoming 100% vested after seven years of credited service. However, a participant becomes 100% vested upon satisfying the requirements for early retirement under the terms of the Plan document.

Each participant's account is credited with the participant's contribution and an allocation of (a) Trustcorp's contribution, (b) Plan earnings net of Plan expenses, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above the national prime rate as posted in the Wall Street Journal. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence, in which case the repayment term may be up to ten years.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2001 and 2000, $283,396 and $311,778 respectively, has been allocated to participants who had effectively withdrawn from the Plan as of the end of those respective years, but had yet to receive their final distribution.

Plan Termination

Although it has not expressed any intention to do so, Trustcorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement, the Summary Plan Description, or the Employee Handbook for a more complete description of the Plan's provisions. Copies are available from the Trustcorp Human Resources Division.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the aggregate current value as reported by the funds. Loans to participants are stated at cost, which approximates fair value.


2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


Use of Estimates

The financial statements of the Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value by $32,422 and ($157,859), respectively, as follows:

                                               Net Appreciation      Net Appreciation
                                               (Depreciation) in    (Depreciation) in
                                                  Fair Value           Fair Value
                                                 During 2001           During 2000
                                              ------------------- ---------------------
     Common stock                                  $     90,083          $   (59,569)
     Mutual funds                                       (60,124)            (100,940)
     1st Source Bank common trust fund                    2,463                2,650
                                              ------------------- ---------------------
                                                   $     32,422          $  (157,859)
                                              =================== =====================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                             2001        2000
                                                        ------------------------

   1st Source Corporation common stock:                  $ 505,805    $ 568,743
   Morgan Stanley Institutional International Equity:      423,048      522,883
   1st Source Monogram Income Equity Fund:                 584,926      511,455
   1st Source Monogram Diversified Equity Fund:            577,196      575,852
   1st Source Monogram Special Equity Fund:                591,789      291,042
   1st Source Monogram Income Fund:                        300,320      237,485

4. Transactions with Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

Plan assets are held in custody by the trust division of 1st Source Bank, a wholly owned subsidiary of 1st Source Corporation, parent of Trustcorp. Professional fees for the audit of the Plan for the year ended December 31, 2001 were paid by Trustcorp.

The Plan held the following party-in-interest investments at fair value at December 31:

                                                               2001           2000
                                                          ----------------------------

1st Source Corporation Common Stock                         $ 505,805       $ 568,743
1st Source Monogram Income Equity Fund:                       584,926         511,455
1st Source Monogram Diversified Equity Fund:                  577,196         575,852
1st Source Monogram Special Equity Fund:                      591,789         291,042
1st Source Monogram Income Fund:                              300,320         237,485
1st Source Bank Employee Benefit Guaranteed Income Fund       132,486         118,609

Plan transactions with parties-in-interest during the year ended December 31, 2001 were as follows:

    Identity                   Relationship
    --------                   ------------

RSM McGladrey, Inc.        Recordkeeper & Tax Accountant       $ 15,280
1st Source Bank            Trustee                                9,028
                                                          ----------------
                                                               $ 24,308
                                                          ================

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 18, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2001

                                                                                            EIN: 35-1933290
                                                                                    Plan Number: 003


                       Identity of Issue,
                        Borrower, Lessor
                        or Similar Party                          Description of Investment        Fair Value
    ------------------------------------------------------------------------------------------------------------

    Common Stock:
 *    1st Source Corporation                                            24,435 shares                 $ 505,805
      Key Corp                                                           4,982 shares                   121,262
                                                                                                 ---------------
                                                                                                        627,067

    Mutual Funds:
      Morgan Stanley Institutional International Equity Fund             27,258 units                   423,048
 *    1st Source Monogram Income Equity Fund                             53,175 units                   584,926
 *    1st Source Monogram Diversified Equity Fund                        78,530 units                   577,196
 *    1st Source Monogram Special Equity Fund                            54,243 units                   591,789
 *    1st Source Monogram Income Fund                                    29,853 units                   300,320
                                                                                                 ---------------
                                                                                                      2,477,279

    Common Trust Funds:
 *    1st Source Bank Employee Benefits                                  5,944 units                    132,486
                                                                                                 ---------------
           Guaranteed Income Fund                                                                       132,486

    Loans to Participants:                                   $183,721 principal amount, interest
                                                                rates ranging from 6.00% to
                                                                10.75%, maturities through 2009         183,721
                                                                                                 ---------------

    Total Assets Held for Investement Purposes at End of Year:                                      $ 3,420,553
                                                                                                 ===============






 * Indicates a party-in-interest to the Plan.